AMAZONICA, CORP.

Av. Presidente Medice, 120, Floor 1, Room#1

Osasco, SP 06268 Brazil

Phone: + 55 11 78374178

August 4, 2011

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Amazonica, Corp.

Amendment No. 3 to

Registration Statement on Form S-1

Filed on: August 1, 2011

File No. 333-174304

Dear Ms. Haywood,

We received your letter dated August 4, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No.3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 1, 2011:

Suppliers, page 27

1. Regarding our prior comment 1, we note that the contract amendment and your response letter dated August 1, 2011 state that Equatorian may terminate the agreement without notice if you do not purchase any product within 12 months of the date of the contract amendment, or July 29, 2011. This appears to be inconsistent with your disclosure on page 27, which states that you do not have an obligation to purchase product before a specific time. This termination provision also appears to be a material term in the contract. Please revise to include disclosure regarding Equatorian’s termination rights if you do not purchase any product by July 29, 2012.

Response: In response to this comment we have deleted a statement on page 27 that we do not have an obligation to purchase product before a specific time. We have also included disclosure regarding Equatorian’s termination rights if we do not purchase any product by July 29, 2012.

Exhibit Index

2. Please include as an exhibit an updated consent from Thomas J Harris, CPA, as the consent needs to be dated within 30 days of effectiveness.

Response: In response to this comment we have filed an updated consent from Thomas J Harris, CPA.

This letter responds to all comments contained in your letter dated July 27, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to the company's legal counsel Mr. David Lubin, Esq. at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

Email: david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Andre Caetano

Andre Caetano, President